UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

iCAD, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44934S206

(CUSIP Number)

Andy H. Sassine

P.O. Box 9826

Rancho Santa Fe, California 92067

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44934S206

1	NAME OF REPORTING PERSON

Andy H. Sassine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,774
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,774
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 44934S206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of iCAD, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 98 Spit Brook Road, Suite 100, Nashua, New Hampshire 03062.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Andy H. Sassine, as a citizen of the United States.

The foregoing is referred to as a “Reporting Person.” The Reporting Person is hereby filing a Schedule 13D.

(b)       The principal business address of Mr. Sassine is P.O. Box 9826, Rancho Santa Fe, CA 92067.

(c)       The principal occupation of Mr. Sassine is serving as the Chief Financial Officer of Arcturus Therapeutics, Ltd.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Sassine is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by Mr. Sassine were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions and acquired in connection with his service as a director of the Issuer. The aggregate purchase price of the 1,275,774 Shares beneficially owned by Mr. Sassine is approximately $7,118,819, including brokerage commissions.

Item 4.	Purpose of Transaction.

On September 26, 2018, Mr. Sassine submitted his resignation from the Board of Directors of the Issuer (the “Board”), which was effective as of such date.  Mr. Sassine resigned for the reasons set forth in a letter to the Issuer (the “Resignation Letter) which is filed as Exhibit 99.1 and is incorporated herein by reference.  Following his resignation, Mr. Sassine and the Issuer entered into discussions regarding, among other things, the composition of the Board.  On October 2, 2018, Mr. Sassine and the Issuer executed a binding term sheet (the “Term Sheet”) outlining the material terms of a Cooperation Agreement to be entered into as soon as reasonably practicable between Mr. Sassine and the Issuer.  Pursuant to the Term Sheet, the Issuer will, as soon as reasonably practicable, pending the review by the Nominating and Governance Committee, appoint to the Board the following three (3) directors recommended by Mr. Sassine: Michael Klein, Dr. Rakesh Patel and Dr. Susan Wood. Upon the appointment of these directors, each of Dr. Elliot Sussman and Messrs. Somu Subramaniam, Anthony Ecock and Dr. Robert Goodman shall resign from the Board.

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CUSIP NO. 44934S206

Also on October 2, 2018, Mr. Sassine withdrew his resignation, and the Board reappointed Mr. Sassine as a director, effective October 2, 2018.

Following the appointments and resignations described above, the Board will consist of the following eight directors: Messrs. Sassine, Klein, Steven Rappaport and Kenneth Ferry and Drs. Patel, Wood, Larry Howard and Rachel Brem. Mr. Klein will be appointed the non-executive Chairman of the Board. Additionally, pursuant to the Term Sheet, the parties have agreed to reconstitute the committees of the Board as follows effective upon the above described Board changes:

Audit Committee:

Mr. Steven Rappaport – Chairman

Mr. Andy Sassine

Dr. Larry Howard

Compensation Committee:

Mr. Andy Sassine – Chairman

Dr. Susan Wood

Mr. Michael Klein

Dr. Larry Howard

Nominating and Governance Committee:

Dr. Rakesh Patel – Chairman

Dr. Susan Wood

Dr. Rachel Brem

About Michael Klein

Mr. Klein has served as the Chief Executive Officer at Inflection Point Consulting, an executive coaching and consulting firm with a focus on medical technology, biopharma and healthcare services, since December 2014. Prior to that, he was the Chief Executive Officer at US HIFU, LLC (f/k/a SonaCare Medical, LLC), a global leader in minimally invasive high intensity focused ultrasound technologies, from December 2011 to November 2014. From April 2011 to December 2011, Mr. Klein was the President of the Civco Radiation Oncology Division within Roper Industries, a diversified industrial company that produces engineered products for global niche markets. He was President and Chief Executive Officer of Xoft, Inc. (“Xoft”), a medical device company, a position he held from December 2004 until the sale of Xoft to the Company in December 2010. Prior to joining Xoft, from 2000 to 2004, Mr. Klein served as Chairman, President and Chief Executive Officer of R2 Technology, Inc., a breast and lung cancer computer aided detection company. Mr. Klein received a Bachelor of Arts degree from the University at Albany, SUNY. Mr. Klein also received his M.B.A. from the New York Institute of Technology and completed his post-graduate Executive Education Studies at Harvard University and Babson College.

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CUSIP NO. 44934S206

About Rakesh Patel, M.D.

Dr. Patel has served as medical director of Radiation Oncology and Chair of the Multi-disciplinary Breast Care Program at Good Samaritan Hospital since July 2013. In addition, Dr. Patel has served as co-founder of the TME Breast Care Network, a high-end physician peer-to-peer knowledge-sharing, research, education and consulting company, since January 2013. Dr. Patel has also served as Chief Executive Officer of Precision Cancer Specialists Medical Group, an organization whose core mission is to improve quality and access to advanced, targeted radiation therapy, since December 2016. Dr. Patel served on the board of directors of Radion, Inc., a company that improved quality of access for patients & doctors with an innovative e-collaboration platform and that was acquired by the Company in July 2014. Prior to that, Dr. Patel was the founder and served on the board of directors for BrachySolutions, Inc. (acquired by Radion Inc.), a telehealth company whose mission is to improve quality and access to advanced brachytherapy globally via custom e-learning modules. Dr. Patel holds a Bachelor of Science degree from the University of Notre Dame and an M.D. from Indiana University School of Medicine. Dr. Patel completed his radiation oncology residency at the University of Wisconsin-Madison.

About Susan Wood, Ph.D.

Dr. Wood has served as the President and Chief Executive Officer of Vida Diagnostics, Inc., a leader in precision imaging and AI for pulmonary medicine, since September 2009. Previously, Dr. Wood held the position of Executive Vice President of Marketing and Technology for Vital Images, Inc., an innovative software company specializing in cardiovascular applications for advanced analysis software, from July 2005 until December 2008. Dr. Wood has been issued multiple patents in the field of computer-aided detection and quantitative imaging; authored numerous book chapters, peer-reviewed papers, abstracts, and served as an invited speaker at numerous conferences in the area of three-dimensional imaging of the thorax, quantitative imaging and computer-aided detection. Dr. Wood holds a Bachelor of Science in Engineering from the University of Maryland, College Park and an M.S. in Biomedical Engineering from Duke University. Additionally, Dr. Wood received her Ph.D. from the Johns Hopkins Medical Institutions, School of Hygiene and Public Health.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 16,862,737 Shares outstanding, as of August 6, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

A.	Mr. Sassine
(a)	As of the close of business on October 9, 2018, Mr. Sassine beneficially owned 1,275,774 Shares, which are held in a certain trust of which he is co-trustee with his wife.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 1,275,774
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,774
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Sassine has not entered into any transactions in the Shares during the past sixty days.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP NO. 44934S206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 2, 2018, the Reporting Person and the Issuer executed a binding term sheet, as described in Item 4 above, outlining the material terms of a Cooperation Agreement to be entered into as soon as reasonably practicable between the Reporting Person and the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Resignation Letter, dated September 26, 2018.

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CUSIP NO. 44934S206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2018

/s/ Andy h. Sassine
Andy h. sassine

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